June 2, 2008

Ms. Lynn Dicker

Reviewing Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sensata Technologies B.V.

Form 10-K for the Fiscal Year Ended December, 31, 2007

Filed February 19, 2008

File No. 333-139739

Dear Ms. Dicker:

I am writing in response to your letter dated May 21, 2008 to Sensata Technologies B.V. containing comments on our Form 10-K for the year ended December 31, 2007. The text of the staff’s comments has been copied below for your reference.

Comment 1: Revenue Recognition, page 91

We note on pages 8, 11, and throughout the filing that you offer customized products to your customers. As such, please revise your future filings to disclose the specific point in the earnings process in which you recognize revenue for the sales of your products, specifically when the significant risks and rewards of ownership and title and risk of loss are transferred. Refer to SAB 104.

Response 1:

We will revise our future filings to disclose the specific point in the earnings process in which we recognize revenue for the sales of our products. We currently disclose that we recognize revenue from product sales when the significant risks and rewards of ownership have been transferred, title to the product and risk of loss transfers to the Company’s customers and collection of sales proceeds is reasonably assured. We will also disclose that, for example, based on the above criteria revenue is generally recognized when the product is shipped from our warehouses or, in limited instances, when it is received by the customer depending on the specific terms of the arrangement. In addition, we will disclose that many of our products are designed and engineered to meet certain customer specifications. These activities and the testing of our products to determine compliance with those specifications occurs prior to any revenue being recognized. Our products are then manufactured in large quantities and sold to our customers. The arrangements with our customers do not involve post-installation or post-sale testing and acceptance provisions.

Comment 2: Successor Acquisitions, page 99

We note that the excess of the purchase price over the net assets acquired resulted in the recognition of goodwill of approximately $1.4 billion for the S&C acquisition. Please revise future filings to discuss the factors that contributed to a purchase price for this acquisition that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response 2:

We will revise future filings to discuss the factors that contributed to a purchase price for the S&C acquisition that resulted in recognition of a significant amount of goodwill. For example, as it relates to the S&C acquisition, we will disclose that we believe the reasons for the significant amount of goodwill in the S&C acquisition reflects our expectations regarding the realization of significant value that will result from several items including (i) the development of new technologies as well as future commercial applications of derivative technologies, (ii) the expected growth in our customer base, (iii) the potential expansion into new markets and (iv) the potential to leverage our low cost production and sourcing strategies in securing next generation platforms.

Comment 3: Share-Based Payment Plans – Successor, page 132

We note that you use the Black-Scholes-Merton option pricing model and Monte Carol Simulation Approach to value your options outstanding in the successor reporting period presented. We further note your discussion of how you determine the expected term and volatility used within these models. Please revise this note and your critical accounting policies within MD&A in future filings to explain how you determined the other assumptions utilized in these models including forfeiture rate, assumed time to liquidity event, probability of IPO versus disposition, risk free interest rate, dividend yield, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB No. 107.

Response 3:

We will revise future filings to explain in the notes and our critical accounting policies within MD&A how we determined the other assumptions utilized in our share-based payment plan models including the forfeiture rate, assumed time to liquidity event, probability of IPO versus disposition, risk free interest rate, dividend yield and any other significant assumptions. For example, we will explain that the risk free interest rate was based on the yield for a U.S. Treasury security having a maturity similar to the expected life of the related option and that our assumptions regarding the time to liquidity event, probability of IPO versus disposition and the dividend yield were based on management’s judgment with input from the board of directors and owners of the Company. We will also disclose that management judgment was used to estimate the forfeiture rate in the absence of sufficient historical forfeiture data upon which to estimate the forfeiture rate.

Comment 4: Business Segment Data, page 149

We note that the controls business has two reporting segments – Electrical Protection and Power Controls and that you have aggregated these segments into the controls segment due to economic similarities of these businesses. Please revise future filings to explain how you meet all of the aggregation criteria outlined in paragraph 17 of SFAS 131 to aggregate the aforementioned segments into the controls segment.

Response 4:

We will revise future filings to explain how we meet all of the aggregation criteria outlined in paragraph 17 of SFAS 131 to aggregate the Electrical Protection and Power Controls reporting segments. For example, we will disclose that aggregation of these two reporting segments is consistent with the objective and basic principles of SFAS 131, the segments have similar economic characteristics, and the reporting segments are similar in each of the following areas:

a. The nature of the products

b. The nature of the production processes

c. The type or class of customer for their products

d. The methods used to distribute their products

e. The nature of the regulatory environment

Comment 5: Business Segment Data, page 149

Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

Response 5:

We will revise future filings to disclose the basis for attributing revenues from external customers to individual countries. For example, we will disclose that the Company attributes revenues from external customers to individual countries based on the location of the Company’s subsidiary that invoices the external customer.

Comment 6: Computation of Ratio of Earnings to Fixed Charges

We note that you incorporate the ratio of earnings to fixed charges for fiscal years 2001 through the nine months ended September 30, 2006 schedule from your Form S-4 filed on December 29, 2006. However, we note that you did not present the ratio of earnings to fixed charges for each of the last five fiscal years presented within this filing (i.e. fiscal years 2003-2007). Please revise your future filings to present this ratio for each of the financial statements presented in this document. Refer to the guidance in Item 503(d) and Item 601 of Regulation S-X.

Response 6:

We will revise future filings to present the ratio of earnings to fixed charges for each of the last five fiscal years presented within our Form 10-K.

Comment 7: Form 8-K filed on April 30, 2008

Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The bullet points under “Sensata Technologies B.V. Announces First Quarter 2008 Results” and the highlights of the quarter ended March 31, 2008 focus on the non-GAAP measure of adjusted EBITDA and does not include a discussion of GAAP measures with equal or greater prominence. Please revise in future filings.

Response 7:

We will revise future filings to include a presentation, with equal or greater prominence, of net income or loss which is the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”).

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filing. We also recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any further questions or comments regarding these responses, please contact Robert Hureau at 508-236-1783 or me at 508-236-3220.

Very truly yours,

/s/ Jeffrey Cote

Jeffrey Cote

Executive Vice President and

Chief Financial Officer